Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter and Year ended March 31, 2021 under IFRS

IT Services Revenue growth for the quarter at 3.9% QoQ

EPS for the year increased by 14.6% YoY

Bangalore, India and East Brunswick, New Jersey, USA – April 15, 2021—Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the Quarter and Year ended March 31, 2021.

Highlights of the Results

Results for the Quarter ended March 31, 2021:

•	Gross Revenue was ₹ 162.5 billion ($2.2 billion1), an increase of 3.4% YoY

•	IT Services Segment Revenue was at $2,152.4 million, an increase of 3.9% QoQ and 3.8% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 3.0% QoQ and 0.5% YoY

•	IT Services Operating Margin[3] for the quarter was at 21.0%, an expansion of 344 bps YoY

•	Net Income for the quarter was ₹ 29.7 billion ($406.4 million1), an increase of 27.8% YoY

•	Earnings Per Share for the quarter was at ₹ 5.39 ($0.071), an increase of 31.8% YoY

Results for the Year ended March 31, 2021:

•	Gross Revenue was ₹ 619.4 billion ($8.5 billion1), an increase of 1.5% YoY

•	IT Services Segment Revenue was at $8,136.5 million, a decrease of 1.4% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue decreased by 2.3% YoY

•	IT Services Operating Margin[3] for the year was at 20.3%, an expansion of 218 bps YoY

•	Net Income for the year was ₹ 107.9 billion ($1,475.9 million1), an increase of 11.0% YoY

•	Earnings Per Share for the year was at ₹ 19.11 ($0.261), an increase of 14.6% YoY

•	Operating Cash Flow was at ₹ 147.6 billion ($2,017.4 million1), an increase of 46.6% YoY, which is 136.7% of Net Income

Performance for the quarter and year ended March 31, 2021

Thierry Delaporte, CEO and Managing Director said, “I am delighted with the way we have finished the financial year. We delivered a third consistent quarter of strong revenue growth, deal wins and operating margins. We also announced our largest ever acquisition of Capco that will bolster our global financial services sector. We are excited with this wave of business momentum that we are witnessing. All key markets are now growing on YoY basis and this provides us a solid foundation to build on next year growth rates.”

Jatin Dalal, Chief Financial Officer said, “We delivered a 340 bps expansion YoY in operating margins for the quarter after absorbing the impact of wage hike. On a full year basis we increased margins by 220 bps with a consistent improvement in operating metrics. Led by disciplined execution, we generated strong operating cash flows at 136.7% of our net income for the full year. We successfully completed the share buyback program returning $1.3Bn to our shareholders.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹73.14, as published by the Federal Reserve Board of Governors on March 31, 2021. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2021 was US$1= ₹73.83

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Outlook for the quarter ending June 30, 2021

We expect Revenue from our IT Services business to be in the range of $2,195 million to $2,238 million*. This translates to a sequential growth of 2.0% to 4.0%. This does not include revenue from our recently announced acquisitions of Capco and Ampion

* Outlook is based on the following exchange rates: GBP/USD at 1.39, Euro/USD at 1.20, AUD/USD at 0.78, USD/INR at 72.76 and CAD/USD at 0.78

Capital Allocation

•

In the quarter ended March 31, 2021, the Company has concluded the buyback of 237.5 million equity shares as approved earlier by the Board of Directors at their meeting held on October 13, 2020 for an aggregate amount of ₹ 95 billion ($1.3 billion1), excluding buyback tax

•	The interim dividend of ₹ 1 declared by the Board at its meeting held on January 13, 2021 shall be considered as the final dividend for the financial year 2020-21

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

Wipro has won a multi-million-dollar integrated engagement from a leading US-based industrial manufacturing company to transform and modernize its business functions and enable it to become a digital enterprise via transformation in applications, infrastructure, cyber security and service delivery.

•

Wipro has won a multi-year strategic contract from a US-based digital transformation and consulting agency to provide Infrastructure Managed Services for its Data Center, and Network and Tools landscape. Wipro will leverage AI Ops tool stack to automate the client’s infrastructure to reduce turnaround time across requests and incidents, improve operational efficiency, and deliver a superior user experience for its end customer, a leading US-based Federal agency.

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•	A leading Indian e-commerce and technology company has selected Wipro to enhance customer experience, leveraging its expertise in digital operations and new-age solutions.

•

A leading technology provider has awarded Wipro a contract to consolidate its enterprise digital assets on cloud and on-premise to a centralized content repository to enable robust management of its marketing content needs.

•

A global communications and networking giant has extended their decade-long partnership with Wipro Designit to research, prototype, and design their major product family, as well as associated services and experience.

•

Wipro has won a multi-year engagement with a US-based utilities company to provide System Integrator services for a large business and IT transformation program in the areas of Supply Chain and Enterprise Work and Asset Management. Wipro will leverage its strong domain expertise and capabilities in Digital, Applications, and Data and Analytics to implement leading practices and business processes across the enterprise.

•

A multinational professional services company has engaged Wipro Designit to design next generation, user-centric experience for its employees. Designit will apply research, service design blueprinting and experience design to transform the workplace and the computing experience for the client’s global workforce.

Analyst Recognition

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Managed Workplace Services, North America, Daniel Barros, Mark Ray, Stephanie Stoudt-Hansen, Tobi Bet, 24 Feb 2021

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Managed Workplace Services, Europe, David Groombridge, Claudio Da Rold, Alexandra Chavez, Daniel Barros, Katja Ruud, 24 Feb 2021

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Customer Service BPO, Deborah Alvord, Kim Dans, Philip Jenkins, John Quaglietta, TJ Singh, 9 Feb 2021

•	Wipro ranks among the Top Service Providers in Customer Satisfaction Category in Whitelane / Quint Netherlands IT Outsourcing Study 2021

•	Wipro ranks among the Top Service Providers in Customer Satisfaction Category in Whitelane & PA Consulting IT Outsourcing Study 2021 in Nordics Region

•	Wipro was positioned as a Leader in Everest Group’s Pharmacovigilance and Complaint Management Operations Services PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader in Everest Group’s Intelligent Process Automation (IPA) Solutions PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader in Everest Group’s Semiconductor Engineering Services PEAK Matrix® Assessment 2021

•	Wipro was rated as a Leader in ISG Provider Lens™ Salesforce Ecosystem Partners 2021 – US

•	Wipro was rated as a Leader in ISG Provider Lens™ Next-gen Application Development & Maintenance (ADM) Services 2020 – US and UK

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the year was ₹ 7.7 billion ($105.1 million1)

•	IT Products Segment Results for the year was a profit of ₹ 0.05 billion ($0.62 million1)

•	IT Products Segment Revenue for the quarter was ₹ 2.1 billion ($28.9 million1)

•	IT Products Segment Results for the quarter was a profit of ₹ 0.15 billion ($2.0 million1)

India business from State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the year was ₹ 8.9 billion ($121.8 million1)

•	India SRE Segment Results for the year was a profit of ₹ 1.1 billion ($14.5 million1)

•	India SRE Segment Revenue for the quarter was ₹ 2.3 billion ($31.5 million1)

•	India SRE Segment Results for the quarter was a profit of ₹ 0.6 billion ($8.0 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2021, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIPRO210415

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 190,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-9845791363	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2020	As at March 31, 2021
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
ASSETS
Goodwill	131,012	139,127	1,902
Intangible assets	16,362	13,085	179
Property, plant and equipment	81,120	85,192	1,165
Right-of-Use assets	16,748	16,420	225
Financial assets
Derivative assets	—	16	^
Investments	9,302	10,576	145
Trade receivables	6,049	4,358	60
Other financial assets	5,881	6,088	83
Investments accounted for using the equity method	1,383	1,464	20
Deferred tax assets	6,005	1,664	23
Non-current tax assets	11,414	14,323	196
Other non-current assets	11,935	15,935	217

Total non-current assets	297,211	308,248	4,215

Inventories	1,865	1,064	15
Financial assets
Derivative assets	3,025	4,064	56
Investments	189,635	175,707	2,402
Cash and cash equivalents	144,499	169,793	2,321
Trade receivables	104,474	94,298	1,289
Unbilled receivables	25,209	27,124	371
Other financial assets	8,614	7,245	99
Contract assets	17,143	16,507	226
Current tax assets	2,882	2,461	34
Other current assets	22,505	24,923	340

Total current assets	519,851	523,186	7,153

TOTAL ASSETS	817,062	831,434	11,368

EQUITY
Share capital	11,427	10,958	150
Share premium	1,275	714	10
Retained earnings	476,103	466,692	6,381
Share-based payment reserve	1,550	3,071	42
SEZ Re-investment reserve	43,804	41,154	563
Other components of equity	23,299	30,506	418

Equity attributable to the equity holders of the Company	557,458	553,095	7,564
Non-controlling interests	1,875	1,498	20

TOTAL EQUITY	559,333	554,593	7,584

LIABILITIES
Financial liabilities
Loans and borrowings	4,840	7,458	102
Derivative liabilities	138	—	—
Lease liabilities	12,638	13,513	185
Other financial liabilities	151	2,291	31
Deferred tax liabilities	2,825	4,633	63
Non-current tax liabilities	13,205	11,069	151
Other non-current liabilities	7,537	7,835	107
Provisions	2	2	^

Total non-current liabilities	41,336	46,801	639

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	75,874	1,037
Derivative liabilities	7,231	1,070	15
Trade payables and accrued expenses	78,129	78,870	1,078
Lease liabilities	6,560	7,669	105
Other financial liabilities	899	1,470	20
Contract liabilities	18,775	22,535	308
Current tax liabilities	11,731	17,324	237
Other current liabilities	19,254	24,552	336
Provisions	612	676	9

Total current liabilities	216,393	230,040	3,145

TOTAL LIABILITIES	257,729	276,841	3,784

TOTAL EQUITY AND LIABILITIES	817,062	831,434	11,368

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (₹ in millions, except share and per share data, unless otherwise stated)
	Three months ended March 31,			Year ended March 31,
	2020	2021	2021	2020	2021	2021
			Convenience translation into US dollar in millions Refer footnote 1 in page 1			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	157,110	162,454	2,221	610,232	619,430	8,469
Cost of revenues	(114,133)	(109,805)	(1,501)	(436,085)	(423,205)	(5,786)

Gross profit	42,977	52,649	720	174,147	196,225	2,683
Selling and marketing expenses	(10,295)	(10,679)	(146)	(42,907)	(41,400)	(566)
General and administrative expenses	(7,681)	(8,689)	(119)	(29,823)	(34,686)	(474)
Foreign exchange gains	993	886	12	3,169	2,995	41
Other operating income/(loss), net	395	—	—	1,144	(81)	(1)

Results from operating activities	26,389	34,167	467	105,730	123,053	1,683
Finance expenses	(1,653)	(1,122)	(15)	(7,328)	(5,088)	(70)
Finance and other income	4,907	4,447	61	24,081	20,912	286
Share of net profit /(loss) of associates accounted for using the equity method	13	4	^	29	130	2

Profit before tax	29,656	37,496	513	122,512	139,007	1,901
Income tax expense	(6,205)	(7,755)	(106)	(24,799)	(30,345)	(415)

Profit for the period	23,451	29,741	407	97,713	108,662	1,486

Profit attributable to:
Equity holders of the Company	23,260	29,721	407	97,218	107,946	1,476
Non-controlling interests	191	20	^	495	716	10

Profit for the period	23,451	29,741	407	97,713	108,662	1,486

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.09	5.39	0.07	16.67	19.11	0.26
Diluted	4.07	5.38	0.07	16.62	19.07	0.26
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,692,835,298	5,510,335,838	5,510,335,838	5,833,384,018	5,649,265,885	5,649,265,885
Diluted	5,703,378,727	5,524,619,810	5,524,619,810	5,847,823,239	5,661,657,822	5,661,657,822
^	Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	March 31, 2021	December 31, 2020	March 31, 2020	March 31, 2021	March 31, 2020
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	46,510	45,015	45,977	178,091	176,115
Americas 2	46,475	44,702	45,418	179,821	181,481
Europe	45,107	42,880	41,104	165,441	157,526
APMEA	20,825	20,717	20,395	82,462	78,676

Total of IT Services	158,917	153,314	152,894	605,815	593,798
IT Products	2,117	1,563	3,266	7,685	11,657
ISRE	2,302	2,388	1,931	8,912	7,950
Reconciling Items	4	1	12	13	(4)

Total Revenue	163,340	157,266	158,103	622,425	613,401

Other operating income/(loss), net
IT Services	—	—	395	(81)	1,144

Total Other operating income/(loss), net	—	—	395	(81)	1,144

Segment Result
IT Services
Americas 1	9,863	8,095	7,324	33,040	27,289
Americas 2	10,500	10,216	9,008	41,589	34,341
Europe	8,704	9,251	7,181	31,673	27,617
APMEA	3,074	2,765	2,426	11,476	9,550
Unallocated	1,257	2,944	609	5,153	7,732
Other operating income/(loss), net	—	—	395	(81)	1,144

Total of IT Services	33,398	33,271	26,943	122,850	107,673

IT Products	145	78	145	45	(323)
ISRE	587	471	(510)	1,061	(1,849)
Reconciling Items	37	(7)	(189)	(903)	229

Total	34,167	33,813	26,389	123,053	105,730
Finance Expense	(1,122)	(1,400)	(1,653)	(5,088)	(7,328)
Finance and Other Income	4,447	5,975	4,907	20,912	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	4	101	13	130	29

Profit before tax	37,496	38,489	29,656	139,007	122,512

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended March 31, 2021

IT Services Revenue as per IFRS	$2,152.4
Effect of Foreign currency exchange movement	$(18.7)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,133.7

Three Months ended March 31, 2021

IT Services Revenue as per IFRS	$2,152.4
Effect of Foreign currency exchange movement	$(68.8)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,083.6

Year ended March 31, 2021

IT Services Revenue as per IFRS	$8,136.5
Effect of Foreign currency exchange movement	$(72.2)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$8,064.4